FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 10, 2004                                                 Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                   Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                   No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
Form 6-K Exhibit Index
EnCana Now Reporting in U.S. Dollars and with U.S. protocols

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By: /s/ Linda H. Mackid

Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: February 10, 2004

Form 6-K Exhibit Index

Exhibit No.

1	News release dated February 10, 2004 referenced as:
“EnCana now reporting in U.S. dollars and with U.S. protocols”

EnCana now reporting in U.S. dollars and with U.S. protocols

Calgary, Alberta, (February 10, 2004) – EnCana Corporation (TSX & NYSE: ECA) advises that it is now reporting its financial results in U.S. dollars and its operating results according to U.S. protocols, which means that production volumes and reserve amounts are reported on an after-royalties basis. EnCana is reporting in this manner in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. EnCana will today issue a news release detailing its 2003 reserves, sales and production results, which are reported in U.S. dollars and with U.S. protocols.

With reserves and production reported on an after-royalties basis there is no change to the physical volumes produced and sold, or to the actual reserves as a result of adopting U.S. protocols. However, readers should note that the change results in a general lowering of reported numbers for EnCana’s sales volumes and impacts the percentage changes year over year. For example, under previous Canadian protocols, if EnCana produced and sold 100 barrels of oil at the wellhead, it reported sales of 100 barrels. Under the new U.S. protocol, royalties paid to the Crown, state or mineral rights owners are deducted before sales volumes are reported. For example, under U.S. protocols, if EnCana produced and sold 100 barrels and the oil was subject to a 20 percent royalty, EnCana would report sales of 80 barrels of oil.

EnCana 2003 financial results scheduled for February 26
EnCana is scheduled to report its fourth quarter and 2003 financial and operating results on February 26, 2004. A conference call is scheduled for 9:00 a.m. Mountain Time, (11 a.m. Eastern Time) February 26, 2004. Details of the conference call will be published prior to the call.

EnCana Corporation
With an enterprise value of approximately US$23 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist Manager, Investor Relations (403) 645-4737
Tracy Weeks Manager, Investor Relations (403) 645-2007

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